Gregory, Sharer & Stuart, P.A. Certified Public Accountants and Business Consultants

Consent Of Independent Registered Public Accounting Firm

Roland G. Caldwell, Jr.
Institutional Investor Trust
201 Center Road, Suite Two
Venice, Florida 34285

We hereby consent to the use of our report dated February 15, 2011 on the statement of assets and liabilities of Institutional Investor Trust (the Trust), including the schedule of investments, as of December 31, 2010, and the related statements of operations and changes in net assets for the period June 3, 2010 (inception) to December 31, 2010, and financial highlights for the period from September 13, 2010 (start of operations) to December 31, 2010, which report appears in Form N-CSR filed by the Company on or about February 15, 2011.

Gregory, Sharer & Stuart, P.A.

/s/ Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 15, 2011

100 Second Avenue South, Suite 600, St. Petersburg, Florida 33701-4336
727/821-6161  /   FAX 727/822-4573
www.gsscpa.com